

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Brendan Kennedy
Chief Executive Officer
Tilray, Inc.
1100 Maughan Road
Nanaimo, British Colombia V9X 1J2

   Re: Tilray, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed February 19, 2021
    File No. 001-38594

Dear Mr. Kennedy:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Alan Hambelton, Esq.